Filed By Illuminet Holdings, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                      Subject Company:  Illuminet Holdings, Inc.
                                                     Commission File No. 0-27555

                       ILLUMINET COMPLETES ACQUISITION OF
                            BELLSOUTH INTERNATIONAL'S
                      ROAMING AND CLEARINGHOUSE SUBSIDIARY



[GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE


          Illuminet Completes Acquisition of BellSouth International's
                      Roaming and Clearinghouse Subsidiary
            ~ Acquisition Gives Illuminet a Presence in 23 Countries

OLYMPIA, Wash--October 2, 2001 - Illuminet Holdings, Inc. (Nasdaq:ILUM), the nation's largest independent provider of SS7 network and database services to telecommunications carriers, today announced the successful completion of its acquisition of BellSouth International's roaming and clearinghouse subsidiary, BellSouth International Wireless Services (BSI-WS), a domestic wireless clearinghouse provider, as well as the leading provider of such services for wireless carriers in Latin America. The BSI-WS name will change almost immediately to reflect its separation from BellSouth as full integration of the new business proceeds under Illuminet leadership.

Domestically, BSI-WS is a wireless clearinghouse provider for carriers such as Cingular Wireless under a recent 4-1/2 year contract. This traffic will be migrated to Illuminet's new wireless clearinghouse service by December 2001.

BSI-WS offers wireless operators seamless roaming throughout the Americas, by connecting wireless telephone carriers in South and Central America to one another and to carriers in North America. This roaming network connects wireless carriers in 23 countries in South, Central and North America, as well as the Caribbean, and also provides wireless fraud management, SS7 monitoring, and roamer clearinghouse services, in which BSI-WS settles telephone traffic charges between carriers throughout the Western Hemisphere. BSI-WS provides a complete roaming solution to the Pan-American Roaming Consortium (PARC), which was created by BSI-WS, in which PARC members offer mutually attractive roaming arrangements to other PARC members.

"This acquisition has extremely positive implications, both for the new customers we will be serving and our current wireless customers," said Roger H. Moore, Chief Executive Officer of Illuminet Holdings. "The opportunity to provide new services to wireless carriers, reaching outside of the U.S., is very exciting for us. We anticipate full integration of the new roaming and clearinghouse entities into our organization to go smoothly, allowing us to move forward at once and begin building important new customer service relationships. "

Moore reiterated earlier statements in which he said the acquisition creates new opportunities for growth in areas such as transport and clearing of short text messaging. It also expands the market potential for Illuminet's prepaid service offering from subsidiary National Telemanagement Corporation (NTC), the second largest provider of prepaid services in the U.S., which Illuminet acquired last year.

Last Monday, September 24, it was announced that Illuminet would itself be acquired by VeriSign, Inc. (Nasdaq: VRSN), the leading provider of digital trust services, based in Mountain View, California. That transaction, which is subject to various closing conditions, including government approvals and consent by the stockholders of Illuminet, is expected to be completed by late in the fourth quarter of 2001 or early first quarter 2002. The pending merger will not affect the company's day-to-day operation.

ABOUT ILLUMINET Founded in 1981, Illuminet (Nasdaq: ILUM) is the largest independent outsource provider of advanced nationwide signaling and intelligent network services that are essential to the communications industry. Connection to the

Illuminet network gives carriers access to virtually the entire U.S. public-switched telecommunications infrastructure through a single source. The Illuminet service bureau specializes in cost-effective outsourcing of highly complex SS7 network and telecom database services including calling name delivery, calling card validation, wireless roaming, number portability, network usage measurement, network management, Operations Support System (OSS) interconnection services, clearinghouse services, toll-free database and other core functions for traditional, wireless and IP-based carriers. The company also provides prepaid wireless services, including real-time account management, through its subsidiary National Telemanagement Corporation (NTC), based in Dallas, TX. Illuminet's headquarters are at 4501 Intelco Loop, SE, Lacey, WA 98503; (360) 493-6000; www.illuminet.com.

EDITOR'S NOTE: Illuminet is a registered service mark of Illuminet Holdings, Inc.


CAUTIONARY STATEMENT:

Certain statements contained in this release are forward-looking statements. "Forward-looking" statements, as defined in the Private Securities Litigation reform Act of 1995 ("Act"), are based on current expectations, estimates and projections. Such statements are made pursuant to the safe harbor provisions of the Act. Statements that are not historical facts, including statements regarding projected revenue and earnings along with Illuminet's beliefs and expectations are forward-looking statements. There are certain important factors that could cause actual results to differ materially from those anticipated by the forward looking statements, including but not limited to our ability to effectively and cost efficiently acquire and integrate complimentary businesses and technologies, our ability to provide reliable service, our ability to retain employees with requisite skills to execute our growth plans, acceptance of new products and services within the industry, intense competition in the market for clearinghouse services and pricing pressures caused by competition and industry consolidation. For additional discussion of the principal factors that may cause actual results to be different, please refer to the company's 10-K filing on March 9, 2001. Illuminet undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.


                                      # # #

Illuminet Contacts:
Investor Relations: Peter Wiederspan, VP - Finance and Investor Relations,
(360) 493-6165,
investor_relations@illuminet.com
Media: Penny Thomas, Senior Manager - Corporate Communications,
(360) 493-6724,
media_relations@illuminet.com




Illuminet Contacts:
Investor Relations: Peter Wiederspan, VP - Finance and Investor Relations,
(360) 493-6165,
investor_relations@illuminet.com
Media: Penny Thomas, Senior Manager - Corporate Communications, (360) 493-6724, media_relations@illuminet.com




                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both VeriSign and Illuminet are advised to read the prospectus/proxy statement regarding the proposed business combination transaction referenced in the following information, when it becomes available, because it will contain important information. Illuminet expects to mail a prospectus/proxy statement about the proposed merger to its stockholders. Such prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained from VeriSign or Illuminet by directing such requests to the respective addresses listed below.

Requests for documents relating to            Requests for documents relating to
VeriSign should be directed to:               Illuminet should be directed to:

VeriSign, Inc.                                 Illuminet Holdings, Inc.
487 E. Middlefield Road                        4501 Intelco Loop, S.E.
Mountain View, CA  94043                       Lacey, WA  98503
Attn: Investor Relations                       Attn: Investor Relations
(650) 961-7500                                 (360) 493-6000


VeriSign and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Illuminet with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in VeriSign's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 12, 2001.

This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from VeriSign.

Illuminet and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Illuminet with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Illuminet's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 26, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Illuminet.